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                                                        Exhibit 1(11)

DESCRIPTION OF GE LIFE AND ANNUITY ASSURANCE COMPANY'S ISSUANCE, TRANSFER REDEMPTION, AND EXCHANGE PROCEDURES FOR POLICIES

This document sets forth certain administrative procedures that will be followed by GE Life and Annuity Assurance Company ("GE Life & Annuity") in connection with its Single Premium Variable Life Insurance Policy ("Policy" or "Policies") supported by GE Life & Annuity Separate Account III (File Nos. 333-37856 and 811-5054). Included is a description of the issuance procedures to be used in connection with the Policy, the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in the Policies.

1.  "Public Offering Price": Purchase and Related Transactions

     Set out below is a summary of the principal Policy provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a "purchase transaction." The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a)  Premiums and Underwriting Standards

     Premiums for the Policies will not be the same for all Policy Owners. For a given Specified Amount, the initial premium will depend on the age, gender and risk classification of the Insured under a single life Policy or both Insureds under a joint and last survivor Policy. The initial premium is due on the Policy Date and is the guideline single premium for life insurance as determined in the Internal Revenue Code. The minimum initial premium is $25,000.

     There are three general circumstances in which Additional Premium Payments may be made. All three circumstances require that there be no outstanding Policy Debt at the time the Additional Premium Payment is made. First, after the first policy year, the Policy Owner may request an increase in Specified Amount. If the Policy Owner's request is approved, GE Life & Annuity will require the Policy Owner to make an Additional Premium Payment in order for an increase to become effective. Second, if the Surrender Value on a Monthly Anniversary Day is insufficient to cover the monthly deduction due on that Monthly Anniversary Day, then the Policy Owner may make an Additional Premium Payment during the grace period sufficient to cover the monthly deduction. Such a payment will be required in order to prevent lapse. Third, Additional Premium Payments may be made, at the Policy Owner's discretion, so long as the amount of the payment is at least $1,000 and the payment plus the total of all premiums previously paid does not exceed the maximum premiums limitation shown in the Policy.(1)

     If an Additional Premium Payment is made under the third circumstance that causes the total amount of premiums paid under the Policy to exceed the maximum premium limitation, GE Life & Annuity will accept only the portion of the premium, which together with premiums previously paid, equals the maximum premiums limitation and return the excess to the Policy Owner. Thereafter, no Additional Premium Payments will be accepted under the third general circumstance until allowed by the maximum premium limitation.

     The Policy will remain in force so long as the Surrender Value (Account Value less Policy Debt less any surrender charge) is sufficient to pay the monthly deduction. Thus, the amount that must be paid to keep the Policy in force depends on the Account Value of the Policy, which in turn depends on the investment experience of GE Life & Annuity Separate Account III ("Separate Account III") and the cost of insurance charge. The cost of insurance rate utilized in computing the guaranteed cost of insurance charge will not be the same for each Policy Owner. The chief reason is that the principle of pooling and distribution of mortality risks is based on

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(1)  The maximum premiums limitation will be derived from the guideline premium test for life insurance set forth in the Internal Revenue Code. Because of that test, the maximum premiums limitation ordinarily will equal the initial premium for a number of years. Therefore, discretionary Additional Premium Payments normally will not be permitted during the early years of the Policy.
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     the assumption that the cost of insuring each Insured is commensurate with their mortality risk which is actuarially determined based upon factors such as the Insured's gender and Attained Aged. While not all insurance will be subject to the same guaranteed cost of insurance rate, there will be a single guaranteed "rate" for all Insureds in a given actuarial category.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination but recognize that premiums and Policy benefits must be based upon factors such as age, gender, health and occupation.

     (b)  Application and Initial Premium Processing

     Upon receipt of a completed application or a supplemental application, GE Life & Annuity will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed Insured or both Insureds, in the case of a joint and last survivor Policy, are insurable. This process may involve such verification procedures as medical examinations or tests and may require that the applicant provide further information before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

     If the Policy is issued as applied for, insurance coverage under the Policy normally will begin on the later of the policy date or the end of the Valuation Period(2) during which GE Life & Annuity receives the initial premium. If the Policy is issued on a basis other than as applied for, the insurance coverage will normally begin on the date the Policy is accepted by the Policy Owner or at the end of the Valuation Period during which the initial premium is received, whichever is later.

     The Policy Owner determines the allocation of premiums among the Subaccounts of Separate Account III; however, at any one point in time, the Account Value may not be invested in more than ten Subaccounts. Furthermore, the minimum percentage that may be allocated to any one Subaccount is 1%.

     Until the application is approved, all necessary forms (including any subsequent amendments to the application) are received, and the entire initial premium is received, any premium paid will be placed into a non-interest bearing account. Once all these conditions are met, the initial premium from the non-interest bearing account will be transferred to the Subaccounts selected on the application. Any portion of the initial premium designated for the Guarantee Account will be transferred to the Guarantee Account.

     A Policy Date is assigned to each Policy when the Policy is issued. The Policy Date will normally be a date between the date the application is signed and the date the Policy is issued; however, the Policy Date may be any other date mutually agreeable to GE Life & Annuity and the Policy Owner. If the Policy Date would otherwise fall on the 29th, 30th or 31st day of a month, the Policy Date will be the 28th.

     Policy years for the original Specified Amount and the initial premium are measured from the Policy Date. With regard to increases in the Specified Amount, however, "years" are measured from the effective date of the increase.

     (c) Changes in the Specified Amount

     After the first policy year, the Policy Owner may request an increase in the Specified Amount by submitting a supplemental application to GE Life & Annuity, along with evidence of the Insured's insurability under a single life Policy or both Insureds under a joint and last survivor Policy. Once the increase has been approved, the Policy Owner must make an Additional Premium Payment in order for an increase to become effective. The required Additional Premium Payment will be the greater of (1) the increase in the guideline single premium due to the increase in the Specified Amount and
     (2) the maximum premiums limitation allowed immediately after the increase, less the total premiums paid to date. The amount of the required Additional Premium Payment will be based on the amount of the increase requested and the Insured's gender and Attained Age under a single life Policy or the gender and Attained Age of both Insureds under a joint and last survivor Policy. The minimum increase in Specified Amount is one that requires a $1,000 Additional Premium Payment.

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(2)  The Valuation Period is the period between the close of business on a
     Valuation Day and the close of business on the next succeeding Valuation Day. A Valuation Day is each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding portfolio does not value its shares.
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     (d) Reinstatement

     Prior to the Maturity Date, a lapsed Policy may be reinstated at any time within three years after the date of lapse by submitting to GE Life & Annuity evidence satisfactory to it that the Insured under a single life Policy is or both Insureds under a joint and last survivor Policy are insurable. In addition, a payment must be made which is sufficient to cover the monthly deductions for the first two Policy Months following reinstatement; GE Life & Annuity may, however, accept a payment larger than this amount as long as immediately after the payment the total of all premium payments made is less than the maximum premiums limitation shown in the policy data pages.

     Any Policy Debt that existed at the end of the grace period will be reinstated if it is not paid. If there is outstanding Policy Debt, the payment will be treated first as repayment of Policy Debt; any additional amount paid will be treated as an Additional Premium Payment. Regardless of whether the payment is made as repayment of Policy Debt or an Additional Premium Payment, the amount of the payment must be sufficient to cover the monthly deductions for the first two policy months following reinstatement. The Policy will be reinstated on the date the reinstatement is approved by GE Life & Annuity.

     GE Life & Annuity will not reinstate a Policy that has been surrendered for its Surrender Value.

     (e) Repayment of Policy Debt

     A portion of the Policy loans taken or existing on or after the preferred loan availability date (as shown on the Policy data pages) will be designated as preferred policy debt. In Policy Years 2 and later, preferred policy debt will be at least as large as the Account Value minus the total premiums paid.

     Policy loans will be subject to a charge. The effective annual rate on any outstanding non-preferred policy debt will be 6% and the effective annual rate on preferred policy debt will be 4%. Policy Debt (policy loans plus accrued interest) may be repaid in whole or in part at any time while the Insured is living and the Policy is in force under a single life Policy or while either Insured is living and the Policy is in force under a Joint and Last Survivor Policy. So long as there is any outstanding Policy Debt, any payments received by GE Life & Annuity, other than the initial premium, will be considered as repayment of the Policy Debt. The portion of a payment in excess of any outstanding Policy Debt will be treated as an Additional Premium Payment, if the other conditions for an Additional Premium Payment are met. Whenever a repayment is made, the Account Value in the General Account securing the repaid portion of the Policy Debt will be transferred back to Separate Account III and allocated among the Subaccounts in accordance with the written instructions of the Policy Owner. GE Life & Annuity will allocate the Account Value securing the repaid portion of Policy Debt at the end of the Valuation Period during which the repayment is made.

     (f) Correction of Misstatement of Age or Gender

     If an Insured's age or gender was misstated in an application, the Death Benefit Proceeds will be adjusted. The adjusted Death Benefit Proceeds will be the sum of (a) and (b) where: (a) is the Account Value at the time of the death of the Insured; and (b) is the unadjusted Death Benefit, reduced by the Account Value at the time of the Insured's death, and multiplied by the ratio of (1) the most recent monthly deduction based on the age and gender shown in the application, to (2) the most recent monthly deduction based on the true age or gender. All amounts are those in effect in the Policy Month of the Insured's death.

     In no event will the Death Benefit be less than the amount required to keep the Policy qualified as life insurance.

2. Transfers Among Subaccounts

     A Policy Owner may transfer amounts among the Subaccounts; at any one point in time, however, the Account Value may not be invested in more than ten Subaccounts.

     There is no limitation on the number of transfers or the amount that can be transferred; however, GE Life & Annuity reserves the right to limit the
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     number of transfers, if necessary, in order that the Policy will continue to receive life insurance treatment by the Internal Revenue Service. The first transfer in each calendar month is without charge. GE Life & Annuity reserves the right to assess a $10 charge for each subsequent transfer from the amount transferred. All transfers will be made as of the end of the Valuation period during which GE Life & Annuity receive the transfer request.

3. Redemption Procedures: Surrender and Related Transactions

     This section outlines those procedures that might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from redemption procedures for mutual funds and contractual plans.

     (a) Surrender for Account Value

     During the Insured's life under a single life Policy or while at least one Insured is living under a Joint and Last Survivor Policy, and as long as the Policy is in effect, a Policy Owner may surrender the Policy at any time by sending a written request, along with the Policy, to GE Life & Annuity at its Home Office. Upon surrender, the Policy Owner will receive the Surrender Value (Account Value less any outstanding Policy Debt and less any applicable surrender charge) of the Policy computed as of the end of the Valuation Period during which the surrender request is received by GE Life & Annuity. Account Value will be determined on a daily basis, thereby enabling GE Life & Annuity to pay a Surrender Value based on the next computed value after a request is received. Surrenders will generally be paid within seven days of receipt of a written request.(3) The Surrender Value may be paid in a lump sum or under one of the optional payment plans specified in the Policy.

     A surrender charge will be imposed under surrenders that occur within seven years of the initial premium payment to cover certain expenses relating to the sale of the Policy, including premium taxes, commissions to registered representatives and other promotional expenses. This surrender charge, along with any outstanding Policy Debt, will be deducted from the Account Value to determine the amount payable upon surrender.

     GE Life & Annuity will make the payment of the Surrender Value out of its General Account and, at the same time, transfer assets from Separate Account III in an amount equal to the Account Value less any outstanding Policy Debt.

     (b) Benefit Claims

     So long as the Policy remains in force, GE Life & Annuity will pay Death Benefit Proceeds to the Primary or Contingent Beneficiary upon the death of the Insured under a single life Policy or both Insureds under a joint and last survivor Policy. Payment will be made in a lump sum or in accordance with the designated optional payment plan. Death Benefit Proceeds ordinarily will be paid within seven days after receipt of due proof of death, but payment may be postponed under certain circumstances.(4) The amount of the Death Benefit Proceeds will be determined as of the date on which the Insured's death occurred. In determining the Proceeds payable, the Death Benefit provided by the Policy will be reduced by any outstanding Policy Debt and any due and unpaid monthly deductions. Interest will be paid by GE Life & Annuity at its current rate, or at a rate required by state law, if greater.

     As long as the Policy remains in force, the Death Benefit will never be less than the Specified Amount. Initially, the Specified Amount is determined when the Policy is issued by the amount of the initial premium

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(3)  Amounts payable as a result of surrender, policy loan, and the payment of
     Death Benefit Proceeds or benefits at maturity may be postponed whenever:
          (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; or
         (ii) the Commission by order permits postponement for the protection of Policy Owners; or
        (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Separate Account III.
     Payments under the Policy which are derived from any amount paid to GE Life & Annuity by check or draft may be postponed until such time as GE Life & Annuity is satisfied that the check or draft has cleared the bank upon which it is drawn.
(4) See supra note 3.
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     and the age, gender and applicable risk class of the Insured under a single life Policy or both Insureds under a joint and last survivor Policy. After a Policy has been in effect for one year, however, the Specified Amount may be increased.

     Under the terms of the Policy, the Policy's Death Benefit may be greater than the Specified Amount, depending upon the length of time the Policy is in force, any Additional Premium Payments made, and the Policy's investment results. If it is greater than the Specified Amount, it will vary with the Policy's Account Value and will depend upon a corridor percentage. The calculation of the Death Benefit based on the corridor percentage occurs only when the Account Value reaches a certain proportion of the Specified Amount. Because there is no guaranteed Account Value, there is no guarantee this will occur. The corridor percentage depends upon the Attained Age of the Insured under a single life Policy or both Insureds under a joint and last survivor Policy. For a single life Policy, the corridor percentage is 250% until attainment of Age 40 and declines after that as the Insured's Attained Age increases. For a joint and last survivor Policy, the corridor percentage is 250% until the younger Insured attains age 40 and declines after that as the younger Insured's Attained Age increases). If the younger Insured was the first to die, the corridor percentage will depend on the Attained Age that he or she would have been if still living.

     (c) Policy Loans

     The Policy Owner may borrow money from GE Life & Annuity using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or other person. The minimum loan amount is $1,000. The Maximum Loan Amount is 90% of the Policy's Account Value at the end of the Valuation Period during which the loan request is received, less any surrender charge. The amount available to be borrowed at any given time is the Maximum Loan Amount reduced by any outstanding Policy Debt. Policy loans ordinarily will be paid within seven days after GE Life & Annuity receives a request for a loan at its Home Office, although payments may be postponed.

     Policy Debt equals the total of all policy loans and any accrued interest on the loans. The loan and any accrued interest may be repaid in whole or in part at any time while the Insured is living and the Policy is in force under a single life Policy or while either Insured is living and the Policy is in force under a Joint and Last Survivor Policy. Interest accrues daily and is due and payable on each policy anniversary. If interest is not paid when due, an amount equal to the amount owed will be treated as a policy loan and interest will be charged on that amount.

     When a policy loan is made, a portion of the Policy's Account Value equal to the loan amount will be transferred out of Separate Account III into GE Life & Annuity's General Account to be held as "collateral" for the loan. It will be transferred in accordance with instructions from the Policy Owner or, absent any instructions, in the same proportion that the Account Value in each Subaccount bears to the total Account Value in all Subaccounts on the date the loan is made. Where the amount transferred out of Separate Account III is insufficient to cover the total loan amount, the remaining portion will be taken from Account Value in the Guarantee Account to be held as "collateral" for the loan, starting with the amounts that have been in the Guarantee Account for the longest period of time. Any loan interest that is due and unpaid will also be so transferred.

     Currently, GE Life & Annuity credits interest at an annual rate of 4% for that part of the Account Value that secures Policy Debt. On each policy anniversary, the interest earned since the preceding policy anniversary will be credited and transferred to Separate Account III.

     If Policy Debt exceeds the Account Value less any applicable surrender charge, GE Life & Annuity will notify the Policy Owner and any assignee of record. A payment at least equal to the excess Policy Debt must be made to GE Life & Annuity within 61 days from the date notice is sent; otherwise the Policy will lapse and terminate without value. The Policy may, however, later be reinstated.

     (d) Lapse of Policy

     Lapse will occur if, on a Monthly Anniversary Day, the Surrender Value is insufficient to cover the monthly deduction due on that Monthly Anniversary Day, and a grace period expires without a sufficient payment. If the Surrender Value is insufficient to cover the monthly deduction, the Policy Owner must, during the grace period, make a payment that is sufficient to cover any due and unpaid monthly deductions.
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     If the Surrender Value is insufficient to cover the monthly deduction due,
     GE Life & Annuity will notify the Policy Owner of the shortfall. The Policy Owner will then have a grace period of 61 days, measured from the date notice is sent to the Policy Owner, to make sufficient payment. See Reinstatement. Failure to make a sufficient payment during the grace period will cause the Policy to lapse and terminate without value. Insurance coverage continues during the grace period, but the Policy will be deemed to have no Account Value for purposes of policy loans and surrenders. If the Insured under a single life Policy or both Insureds under a joint and last survivor Policy dies during the grace period, the Death Benefit Proceeds payable during the grace period will equal the amount of the Death Benefit in effect immediately prior to the commencement of the grace period less any due and unpaid monthly deductions and any outstanding Policy Debt.

4. Exchange of Policy

     During the first 24 Policy Months, the Policy Owner may convert this Policy to a permanent fixed benefit policy. The amount of the new Policy will be the Specified Amount of this Policy on the date of the Exchange. Premiums will be based on the same issue age and risk classification of the Insured or Insureds, in the case of a joint and last survivor Policy, as the existing Policy. The conversion will be subject to an equitable adjustment in payments and Account Values to reflect the variances, if any, in the payments and account values under the existing Policy and the new policy.